GREAT QUEST
METALS LTD.

82-3116

January 13, 2006

06010458

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news releases that were issued on January 12, & January 13, 2006. These releases were sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

RECEIVED
2006 JAN 25 P 1:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

PROCESSED
JAN 25 2006
THOMSON FINANCIAL

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

January 12, 2006
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Announces $550,000 Private Placement

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is pleased to announce a private placement of 1,000,000 units at $0.55 per unit for total proceeds of $550,000, subject to regulatory approval. Each unit consists of one common share and one half of a transferable share purchase warrant. Each full warrant entitles the holder to purchase one additional share in the Company's capital stock at $0.65 for a period of two years from closing. All shares issued under this private placement are subject to a four month hold period from closing.

The proceeds of the private placement will be used for drilling on the Djambaye 2 gold zone in the Kenieba concession, western Mali, West Africa, concession option payments, administration and investor relations.

Great Quest will be presenting its projects at Booth #819 in the upcoming 2006 Vancouver Resource Investment Conference being held January 22 and 23, 2006.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

January 13, 2006
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Directors Sell Stock to Participate in Private Placement

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), wishes to advise that two of its Directors have sold 650,000 shares through the facilities of the TSX Venture Exchange at a price of $0.56 per share. These two Directors have subscribed for 650,000 units of the Company's ongoing $550,000 private placement at a price of $0.55 per share.

The proceeds of the private placement will be used for drilling on the Djambaye 2 gold zone in the Kenieba concession, western Mali, West Africa, concession option payments, administration and investor relations.

**ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.**

"Willis W. Osborne"
Willis W. Osborne
President

N E W S R E L E A S E